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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                                03 January, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re:  Immediate Report 4/2000
               Koor Industries Ltd. (Company No. 52-001414-3)


Further to our Immediate Report No. 44 of Koor Industries Ltd. (hereinafter:
"Koor") dated December 6, 1999, copy of which is enclosed, Koor herewith gives notice that the transaction regarding the sale of all Koor Industries holdings at Mashav Initiating and Development Ltd. to Clal Industries and Investments Ltd was completed this afternoon.

                                        Yours sincerely,


                                        Adv. Shlomo Heller
                                        Legal Counsel and Company Secretary
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                                                               06 December, 1999


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------



          Re:  KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3)
               IMMEDIATE REPORT NO. 44/99

Koor Industries Ltd (Hereinafter: "Koor"), hereby gives notice as follows:

Yesterday evening an agreement was signed between Koor and Clal Industries and Investments Ltd ("Clal") where Koor will sell all its holdings in Mashav Initiating and Development Ltd ("Mashav") to Clal. This agreement replaces previous agreement signed between Koor and Clal regarding Mashav.

Koor will receive in consideration approximately 216 million dollars from Clal. In addition, Koor will receive 47.5% of the shares of Mashal Alumina Industries. Mashal Alumina Industries is a subsidiary of Mashav whose primary business is developing a process to produce Alumina - synthetically produced aluminum oxide.

Preceding the completion of the sale, Mashav will distribute a dividend to Koor and Clal of approximately 168 million dollars (Koor's share in the dividend will be approximately 84 million dollars).

Koor's expected net capital gain from this sale is approximately 80 million dollars.

The transaction is to be completed on January 6, 2000, subject to the approval of the trade commissioner.


Sincerely yours,

Adv.  Shlomo Heller
Legal Counsel and Company Secretary